UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Restaurant Brands International Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Inc.

874 Sinclair Road

Oakville, Ontario L6K 2Y1

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

December 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103	Page 2

1	Name of reporting person 3G Restaurant Brands Holdings General Partner Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 218,166,052†*
	9	Sole dispositive power 0
	10	Shared dispositive power 218,166,052†*
11	Aggregate amount beneficially owned by each person 218,166,052†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.5%
14	Type of reporting person CO

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76131D103	Page 3

1	Name of reporting person 3G Restaurant Brands Holdings LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 218,166,502†*
	9	Sole dispositive power 0
	10	Shared dispositive power 218,166,502†*
11	Aggregate amount beneficially owned by each person 218,166,502†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.5%
14	Type of reporting person PN

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note:

This Amendment No. 3 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, and Amendment No. 2, filed on December 7, 2015 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment is being filed primarily to provide additional detail about the Offering (as defined below).

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and replaced in its entirety with the following language:

Item 3 is incorporated by reference into this Item 4.

3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”) acquired the Exchangeable Units as a part of the Transactions and on September 24, 2015 transferred all of its interests in the Issuer to 3G RBH pursuant to the Initial Internal Transactions. 3G RBH was formed for the purpose of continuing to hold 3G Special Situations Fund II’s interests in the Issuer for the benefit of 3G Special Situations Fund II’s former limited partners and general partner.

In connection with the Internal Restructuring (as defined below) and pursuant to the terms of the Partnership Agreement, 3G RBH delivered to RBI LP an exchange notice to exchange 25,692,413 Exchangeable Units held by 3G RBH (the “Exchange”). Additionally, in connection with the Internal Restructuring, 3G RBH GP formed Holdings L115 LP (“Holdings 1”) and Holdings L215 LP (“Holdings 2”) and 3G RBH transferred 17,542,410 Exchangeable Units and 8,150,003 Exchangeable Units to Holdings 1 and Holdings 2, respectively (the “Internal Restructuring”). In connection with such transfers, Holdings 1 and Holdings 2 each succeeded to the rights and obligations of 3G RBH under the Partnership Agreement and the exchange notice, in each case to the extent applicable to the Exchangeable Units.

The exchange notice became irrevocable on December 7, 2015. The Exchangeable Units represented by the exchange notice did not include any Exchangeable Units owned directly or indirectly by the partners of 3G Capital Partners. As announced by the Issuer on December 3, 2015, upon receipt of the exchange notice, the Issuer, in its capacity as general partner of RBI LP, elected to have RBI LP satisfy the Exchange by issuing 17,542,410 Common Shares in exchange for 17,542,410 Exchangeable Units (the “Converted Shares”) to Holdings 1 and by repurchasing 8,150,003 Exchangeable Units for cash from Holdings 2. The Exchange was effected as of the close of business on December 14, 2015.

On December 15, 2015, the Reporting Persons completed an underwritten public offering of 17,542,410 Common Shares at a price to the Underwriters (as defined below) of $34.00 per share (the “Offering”) pursuant to an Underwriting Agreement, dated as of December 9, 2015 by and among the Issuer, Holdings 1 and Morgan Stanley & Co. LLC and Morgan Stanley Canada Limited (together, the “Underwriters”).

The Reporting Persons continue to hold 218,166,502 Exchangeable Units, for which they have not submitted any exchange notice. The Reporting Persons have no present plan or proposal to submit an exchange notice regarding these Exchangeable Units.

Except as set forth in this Schedule 13D and in connection with the Transactions, the Initial Internal Transactions, the Internal Restructuring and the Offering, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement, the Prior Internal Restructuring, the subsequent Internal Restructuring, the Exchange and the Offering, 3G RBH beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 218,166,502 Exchangeable Units. All Common Shares and Exchangeable Units numbers and percentages are based on (i) 225,061,064 total Common Shares outstanding as of December 4, 2015, according to information provided by the Issuer on its prospectus supplement dated as of December 9, 2015 and (ii) 234,351,996 Common Shares that would be issued upon exchange of the 234,351,996 Exchangeable Units outstanding as of December 4, 2015, according to information provided by the Issuer on its prospectus supplement dated as of December 9, 2015, and after giving effect to the Exchange and the Offering, including the repurchase by the Issuer of 8,150,003 Exchangeable Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, by Holdings 1 or by Holdings 2, other than, solely with respect to the Exchangeable Units acquired in the Transactions, the Initial Internal Transactions and Internal Restructuring by 3G RBH, Holdings 1 and Holdings 2, as applicable, that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c)

The Reporting Persons completed a sale of 17,542,410 shares of Common Shares on December 15, 2015 at a price to the Underwriters of $34.00 per share with a public offering price of $34.30 per share. Except as stated otherwise in this Item 5(c) or in Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2015

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director